Audited Financial Statements

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

FORM 11-K

________________________________

(Mark One)

( x ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998

or

( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 [No Fee Required] for the transition period from _________________ to _____________________

Commission File No. 0-14714

A. Full title and address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan

P.O. Box 72787

4101 Jerome Avenue

Chattanooga, Tennessee 37407

(423) 867-4210

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.

P.O. Box 72787

4101 Jerome Avenue

Chattanooga, Tennessee 37407

(423) 867-4210

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Audited Financial Statements

and Supplemental Schedules

Astec Industries, Inc.

401(k) Retirement Plan

Year ended December 31, 1998

with Report of Independent Auditors

Astec Industries, Inc. 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedules

Year Ended December 31, 1998 and as of December 31, 1997

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Notes to Financial Statements

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

Schedule of Reportable Transactions

Report of Independent Auditors

Plan Committee

Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund and is not a required part of the financial statements. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 25, 1999

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits, with Fund Information

	December 31, 1998 Fund Information
	American Century Strategic Allocation Conservative Fund	American Century Strategic Allocation Moderate Fund	American Century Strategic Allocation Aggressive Fund	American Century Income and Growth Fund	American Century Value Fund	Astec Industries, Inc. Common Stock
Assets
Investments (Note 3)	$1,442,771	$2,629,740	$ 984,979	$13,908,722	$6,769,518	$ 4,434,592
Cash and cash equivalents	-	-	-	-	-	4,268
Participant notes receivable	-	-	-	-	-	-
Net Assets Available for Benefits	$1,442,771	$2,629,740	$ 984,979	$13,908,722	$6,769,518	$ 4,438,860

	December 31, 1997 Fund Information
	American Century Strategic Allocation Conservative Fund	American Century Strategic Allocation Moderate Fund	American Century Strategic Allocation Aggressive Fund	American Century Income and Growth Fund	American Century Value Fund	Astec Industries, Inc. Common Stock
Assets
Investments (Note 3)	$1,068,864	$2,167,181	$647,379	$7,674,185	$5,250,055	$1,091,229
Cash and cash equivalents	-	-	-	-	-	42,601
Participant notes receivable	-	-	-	-	-	-
Net Assets Available for Benefits	$1,068,864	$2,167,181	$647,379	$7,674,185	$5,250,055	$1,133,830

See accompanying notes.

December 31, 1998 Fund Information (continued)
Benham Prime Money Market Fund	Schwab Money Market Fund	Twentieth Century International Growth Fund	Twentieth Century Growth Investors Fund	Twentieth Century Ultra Investors Fund	Twentieth Century Vista Investors Fund	Loan Fund	Total

$6,785,898	$ 178,999	$2,127,018	$5,371,288	$10,288,175	$ 713,270	$ -	$55,634,970
-	-	-	-	-	-	-	4,268
-	-	-	-	-	-	2,399,799	2,399,799
$6,785,898	$ 178,999	$2,127,018	$5,371,288	$10,288,175	$ 713,270	$2,399,799	$58,039,037

December 31, 1997 Fund Information (continued)
Benham Prime Money Market Fund	Massachusetts Investors Trust Fund	Twentieth Century International Growth Fund	Twentieth Century Growth Investors Fund	Twentieth Century Ultra Investors Fund	Twentieth Century Vista Investors Fund	Loan Fund	Total

$4,044,857	$1,621,711	$1,355,197	$3,377,743	$5,398,775	$757,830	$ -	$34,455,006
-	-	-	-	-	-	-	42,601
-	-	-	-	-	-	1,832,335	1,832,335
$4,044,857	$1,621,711	$1,355,197	$3,377,743	$5,398,775	$757,830	$1,832,335	$36,329,942

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available

for Benefits, with Fund Information

Year Ended December 31, 1998

	American Century Strategic Allocation Conservative Fund	American Century Strategic Allocation Moderate Fund	American Century Strategic Allocation Aggressive Fund	American Century Income and Growth Fund	American Century Value Fund	Astec Industries, Inc. Common Stock	Benham Prime Money Market Fund
Additions to net assets attributed to:
Investments
Net appreciation (depreciation) in fair value of investments	$ 42,895	$ 145,584	$ 64,549	$ 2,251,092	$ (854,661)	$ 3,720,011	$ -
Investment income	83,595	136,614	34,422	745,565	1,183,548	10,299	280,938
	126,490	282,198	98,971	2,996,657	328,887	3,730,310	280,938
Contributions Participants Employer	135,712 31,336	302,268 71,730	187,645 33,087	1,123,820 218,774	677,160 140,983	300,050 36,111	413,450 104,853
	167,048	373,998	220,732	1,342,594	818,143	336,161	518,303

Transfer of assets from Portec, Inc.	7,489	7,509	6,516	2,308,155	215,892	963,607	568,247
Total additions	301,027	663,705	326,219	6,647,406	1,362,922	5,030,078	1,367,488
Deductions from net assets attributed to: Benefits paid to participants	69,979	236,112	10,700	224,663	266,253	77,581	693,889
Total deductions	69,979	236,112	10,700	224,663	266,253	77,581	693,889
Net increase (decrease) prior to interfund transfers Interfund transfers (net)	231,048 142,859	427,593 34,966	315,519 22,081	6,422,743 (188,206)	1,096,669 422,794	4,952,497 (1,647,467)	673,599 2,067,442
Net increase (decrease)	373,907	462,559	337,600	6,234,537	1,519,463	3,305,030	2,741,041
Net assets available for benefits Beginning of year	1,068,864	2,167,181	647,379	7,674,185	5,250,055	1,133,830	4,044,857
End of year	$ 1,442,771	$2,629,740	$ 984,979	$13,908,722	$6,769,518	$4,438,860	$ 6,785,898

See accompanying notes.

Massachusetts Investors Trust Fund	Schwab Money Market Fund	Twentieth Century International Growth Fund	Twentieth Century Growth Investors Fund	Twentieth Century Ultra Investors Fund	Twentieth Century Vista Investors Fund	Loan Fund	Total

$ 1,947	$ -	$ 250,192	$ 479,312	$ 1,625,212	$ (101,837)	$ -	$7,624,296
5,943	6,784	34,536	880,255	874,081	(169)	175,183	4,451,594
7,890	6,784	284,728	1,359,567	2,499,293	(102,006)	175,183	12,075,890
- -	- -	298,825 56,441	497,607 98,831	739,488 144,693	141,758 27,585	- -	4,817,783 964,424
-	-	355,266	596,438	884,181	169,343	-	5,782,207

-	-	181,113	4,285	1,508,938	114	108,322	5,880,187
7,890	6,784	821,107	1,960,290	4,892,412	67,451	283,505	23,738,284
-	-	66,791	141,911	179,077	9,871	52,362	2,029,189
-	-	66,791	141,911	179,077	9,871	52,362	2,029,189
7,890 (1,629,601)	6,784 172,215	754,316 17,505	1,818,379 175,166	4,713,335 176,065	57,580 (102,140)	231,143 336,321	21,709,095 -
(1,621,711) 1,621,711	178,999 -	771,821 1,355,197	1,993,545 3,377,743	4,889,400 5,398,775	(44,560) 757,830	567,464 1,832,335	21,709,095 36,329,942
$ -	$ 178,999	$ 2,127,018	$ 5,371,288	$10,288,175	$ 713,270	$2,399,799	$58,039,037

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed one year of continuous service and reached age twenty-one. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $10,000, as indexed by the Internal Revenue Service, or 15% of the participant's base salary. The Company matches 50% of the participant's contribution up to 4% of the employee's earnings. The Plan is fully funded by the Company at the end of each month.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested with respect to their contributions, the Company's matching contributions, and the earnings thereon.

  Description of Plan (Continued)

Investment Options

During 1997, the Plan was amended to expand investment options from six funds to twelve funds. Participants may direct employer and employee contributions into any of twelve investment funds.

American Century Strategic Allocation Conservative Fund - Funds are invested in a registered investment company that invests in stocks, bonds and money market securities.

American Century Strategic Allocation Moderate Fund - Funds are invested in a registered investment company that invests in stocks, bonds and money market securities.

American Century Strategic Allocation Aggressive Fund - Funds are invested in a registered investment company that invests in stocks, bonds and money market securities.

American Century Income and Growth Fund - Funds are invested in shares of a registered investment company that invests in common stocks of large companies with a high dividend yield.

American Century Value Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-established companies.

Astec Industries, Inc. Common Stock - Funds are invested in common stock of the Company.

Benham Prime Money Market Fund - Funds are invested in a registered investment company that invests in U.S. dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations.

Massachusetts Investors Trust Fund - Funds are invested in shares of a registered investment company that invests in equity securities of well-known companies across a wide range of industries.

Twentieth Century International Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks of foreign companies.

Twentieth Century Growth Investors Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with accelerated earnings and revenues.

  Description of Plan (Continued)

Investment Options (Continued)

Twentieth Century Ultra Investors Fund - Funds are invested in shares of a registered investment company that invests in common stocks of small to medium sized companies.

Twentieth Century Vista Investors Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies with better than average prospects for appreciation.

Participants may change their investment options quarterly.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is lower. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 1998 range from 7.0% to 10.0%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive a life annuity or monthly, quarterly, semi-annual or annual installments over a period of time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

  Summary of Significant Accounting Policies (Continued)

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Shares of common stock are valued at quoted market prices. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Investments

The Plan’s investments are summarized in the table below and in the accompanying schedule.

	December 31, 1998		December 31, 1997
	Value	Shares	Value	Shares
Investments at fair value as determined by quoted market price
Shares of registered investment companies:
American Century Strategic Allocation Conservative Fund	$ 1,442,771	262,322	$ 1,068,864	201,672
American Century Strategic Allocation Moderate Fund	2,629,740	423,469	2,167,181	372,368
American Century Strategic Allocation Aggressive Fund	984,979	149,014	647,379	107,360
American Century Income and Growth Fund	13,908,722	475,263	7,674,185	315,811
American Century Value Fund	6,769,518	1,118,929	5,250,055	755,404
Benham Prime Money Market Fund	6,785,898	6,785,898	4,044,857	4,044,857
Massachusetts Investors Trust Fund	-	-	1,621,711	343,064
Schwab Money Market Fund	178,999	178,999	-	-
Twentieth Century International Growth Fund	2,127,018	222,027	1,355,197	165,470
Twentieth Century Growth Investors Fund	5,371,288	197,765	3,377,743	140,681
Twentieth Century Ultra Investors Fund	10,288,175	307,937	5,398,775	197,757
Twentieth Century Vista Investors Fund	713,270	66,974	757,830	61,017
Shares of common stock:
Astec Industries, Inc.	4,434,592	79,723	1,091,229	52,843
Investments at estimated fair value	55,634,970		34,455,006
Participant notes receivable	2,399,799		1,832,335
Total investments at fair value	$58,034,769		$36,287,341
  Administrative Expenses

Administrative expenses of the Plan for 1998 were paid by the Company.

  Transfer from Portec, Inc.

The Company completed the acquisition of certain assets and liabilities of the Construction Equipment Division of Portec, Inc. on December 2, 1997. Qualified employees of the acquired entity became eligible to participate in the Plan as of December 1, 1997, and their assets in the Portec, Inc. 401(k) plan were transferred to the Plan in January of 1998.

  Income Tax Status

The Internal Revenue Service has ruled that the Plan is qualified under Section 401(a) of the Internal Revenue Code and the related trust is, therefore, not subject to tax under existing income tax laws. The Plan obtained its latest determination letter on November 2, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

7. Year 2000 (unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan’s information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

The Company has established formal communications with its third part service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan’s operations. All third party service providers have indicated that they will be year 2000 compliant by June 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. The Company has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

Astec Industries, Inc. 401(k) Retirement Plan

Schedule of Assets Held for Investment Purposes

(Form 5500 - Item 27a)

December 31, 1998

Description of Investment	Cost	Current Value
Shares of Registered Investment Companies:
American Century Strategic Allocation Conservative Fund	$ 1,441,820	$ 1,442,771
American Century Strategic Allocation Moderate Fund	2,512,189	2,629,740
American Century Strategic Allocation Aggressive Fund	933,963	984,979
American Century Income and Growth Fund	11,881,652	13,908,722
American Century Value Fund	7,977,329	6,769,518
Benham Prime Money Market Fund	6,785,898	6,785,898
Schwab Money Market Fund	178,999	178,999
Twentieth Century International Growth Fund	2,089,182	2,127,018
Twentieth Century Growth Investors Fund	5,106,196	5,371,288
Twentieth Century Ultra Investors Fund	9,451,478	10,288,175
Twentieth Century Vista Investors Fund	871,042	713,270
	49,229,748	51,200,378

Shares of Common Stock:
Astec Industries, Inc. Common Stock*	1,402,482	4,434,592

Participant Notes Receivable	-	2,399,799
	$ 50,632,230	$ 58,034,769

*--Indicates party-in-interest

Astec Industries, Inc. 401(k) Retirement Plan

Schedule of Reportable Transactions

(Form 5500 - Item 27d)

Year Ended December 31, 1998
Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (i) - individual transactions in excess of five percent of plan assets

American Century Investments	American Century Income and Growth Fund	$2,317,036	$ -	$2,317,036	$2,317,036	$ -
Astec Industries, Inc.	Portec, Inc. Common Stock	-	3,109,833	2,183,046	3,109,833	926,787

Category (iii) - series of securities transactions in excess of five percent of plan assets

American Century Investments	American Century Income and Growth Fund	6,609,505	-	$6,609,505	6,609,505	-
American Century Investments	American Century Income and Growth Fund	-	2,625,940	2,475,021	2,625,940	150,919
American Century Investments	American Century Value Fund	4,332,929	-	4,332,929	4,332,929	-
American Century Investments	American Century Value Fund	-	1,958,806	2,063,822	1,958,806	(105,016)
American Century Investments	Twentieth Century Growth Investors Fund	2,182,003	-	2,182,003	2,182,003	-
American Century Investments	Twentieth Century Growth Investors Fund	-	667,769	627,554	667,769	40,215

Astec Industries, Inc. 401(k) Retirement Plan

Schedule of Reportable Transactions (Continued)

Year Ended December 31, 1998
Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) - series of securities transactions in excess of five percent of plan assets (continued)

American Century Investments	Twentieth Century Ultra Investors Fund	$ 4,660,151	$ -	$4,660,151	$4,660,151	$ -
American Century Investments	Twentieth Century Ultra Investors Fund	-	1,395,963	1,390,415	1,395,963	5,548
American Century Investments	Benham Prime Money Market Fund	5,771,465	-	5,771,465	5,771,465	-
American Century Investments	Benham Prime Money Market Fund	-	3,030,423	3,030,423	3,030,423	-
Astec Industries, Inc	Portec, Inc. Common Stock	-	3,109,833	2,183,046	3,109,833	926,787

There were no category (ii) or (iv) reportable transactions during 1998.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 30, 1998.

ASTEC INDUSTRIES, INC.

401(k) RETIREMENT PLAN

By: /s/ J. Don Brock

J. Don Brock, Chairman

Astec Industries, Inc.

401(k) Retirement Plan Committee

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-61461) pertaining to the Astec Industries, Inc. 401(k) Retirement Plan of our report dated June 25, 1999, with respect to the financial statements and supplemental schedules of the Astec Industries, Inc. 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

/s/ Ernst & Young LLP

Chattanooga, Tennessee

June 25, 1998